

August 18, 2017

George M. Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re: MVC Capital, Inc. (File No. 333-219377)

Dear Mr. Silfen:

On July 20, 2017, you filed a registration statement on Form N-2 on behalf of MVC Capital, Inc. (the "Fund"). We reviewed the registration statement and provide our comments below. A comment made in one location applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus Summary

Our Management (pg. 2)

1. The disclosure states, "From fiscal 2004 through fiscal 2016, the Company paid over $138.7 million in dividends, of which $102.9 million was paid from ordinary income, $31.9 million was paid from capital gains and $3.9 million represented a return of capital on a tax basis" (emphasis added). Please clarify the underlined statement by deleting the phrase "on a tax basis" and explain that return of capital is return of a shareholder's initial investment.

Our Portfolio (pgs. 2-4)

2. The disclosure states in the second paragraph that the portfolio is comprised of approximately 41.5% yielding investments and 58.5% equity investments. Please change the term "yielding" to "debt" investments.

3. The disclosure references the sale of the Fund's largest equity investment, U.S. Gas & Electric, Inc. Please confirm supplementally there is no affiliation between the Fund or its affiliates and the purchaser or its affiliates.

4. Please confirm supplementally if any Fund shares were issued between the date the Fund and certain other shareholders of U.S. Gas & Electric, Inc. entered into the merger agreement with Equus Total Return Inc. (April 24, 2017) and the date the Fund entered into a definitive agreement with Crius Energy Trust (May 30, 2017). If Fund shares were sold, explain the process the Fund undertook, if any, to value its holding in U.S. Gas & Electric, Inc. and the Fund's net asset value ("NAV") during that time.

5. Under the same heading, the disclosure notes that in fiscal year 2017, the Fund has continued to transition to a yielding strategy through "monetizing" a number of equity investments. Change the word "monetizing" to "selling."

    Competitive Advantages (pgs. 4-6)

6. Under the heading, "Efficient/Collaborative Organizational Structure," please revise the disclosure to explain what is meant by the phrase "the perpetual nature of our corporate structure provides us with a permanent capital base."

7. Under the heading "Existing Investment Platform," please revise the disclosure to explain what is meant by the phrase, a "concentrated effort to improve liquidity was underway," regarding the 2017 fiscal year.

    Determination of Company's Net Asset Value (pgs. 7-8)

8. Clarify the disclosure in the first paragraph to state whether the Board has hired an independent consultant to review Valuation Procedures or conduct independent valuation of portfolio investments.

9. Clarify the disclosure in the second paragraph. Disclose whether the Fund consults with independent valuation firms in valuing all of its securities classified as Level 3. If so, disclose how frequently and in what circumstances the Fund consults with an independent valuation firm about its Level 3 assets. If not, please supplementally explain why there is no consultation.

    Distributions (pg. 8)

10. Disclose in the first paragraph what percentage, if any, of the quarterly distribution referred to was a return of capital.

    Dividend Reinvestment Plan (pg. 8)

11. Disclose the expenses shareholders will incur for the dividend reinvestment plan. Please disclose these expenses in the fee table.

Risk Factors (pgs. 9-11)

12. Under the heading "Business Risks," fourth bullet point, the disclosures notes the Fund previously identified a material weakness in its internal controls over financial reporting, which has been remediated. In an appropriate section of the prospectus, describe the material weakness in detail and the Fund's remedial actions.

Fees and Expenses

Example (pg. 13)

13. Please include, in the explanatory paragraph following the Example, a second example where the five percent return results entirely from net realized capital gains. The paragraph should be similar to the following: "You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $ ___ $ ___."

14. Footnote 5 indicates that the base management fee assumes a waiver.   Please show the management fee before the waiver as its own line item in the fee table. You may also include a separate line item for the waiver in the fee table if the waiver agreement is in place for at least one year. If the waiver line item is included, please disclose in the footnote the terms of the waiver and whether waived expenses may be recouped by the adviser.

15. Footnote 6 states the incentive fee on capital gains accrued for 2016-2017 is expected to be significantly higher than the amount shown in the fee table. Please update the fee table to show an estimate of the higher expected amount. In addition, confirm the prospectus will be updated if the amounts change materially.

16. Footnote 7 states that "other expenses" are based on estimated amounts for the fiscal year ended October 31, 2016. Please revise the disclosure to reflect estimated amounts for 2017.

**Management's Discussion and Analysis of Financial Condition and
Results of Operations**

Operating Income (pg. 34)

17. The second paragraph states the Fund's debt investments yield annualized rates from 5% to 16%. Please make disclosure similar to the following:

   a. The Company's estimated gross portfolio yield (which represents the expected annualized yield to be generated by us on our portfolio based on the composition of our portfolio as of such date), prior to leverage, was __% based upon the amortized cost of our investments. For the year ended December 31, 2016, our total return based on net asset value was __% and our total return based on market value was __%.

b. The Company's estimated gross portfolio yield may be higher than an investor's yield on an investment in shares of our common stock. Our estimated gross portfolio yield does not reflect operating expenses that may be incurred by us. In addition, our estimated gross portfolio yield and total return figures disclosed above do not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of our common stock. Our estimated gross portfolio yield and total return based on net asset value do not represent actual investment returns to stockholders.

Portfolio Companies (pg. 57)

18. The disclosure states that MVC GP II is exempt from registration with the Securities and Exchange Commission. Please supplementally explain the basis for the exemption from registration.

Senior Securities

19. Please complete the senior securities table on page 74.

Advisory Agreement

20. On page 105, explain the statement that the base management fee excludes Non-Eligible assets, but includes assets purchased with borrowed funds that are not Non-Eligible assets. In doing so, explain and describe what Non-Eligible assets are.

Index to Consolidated Financial Statements

Schedule of Investments (pg. F-4)

21. Confirm that the Fund has at least 70% of its portfolio invested in qualifying assets. See Section 55(a) of the Investment Company Act of 1940.

Significant Accounting policies (pg. F-14)

22. In the Notes to Financial Statements, please disclose the Fund follows the accounting and reporting requirements of investment companies under ASC 946 (See ASU 2013-08 Investment Companies).

Management (pgs. F-22-24)

23. The disclosure regarding the PE Fund notes the following, "Under the PE Fund's agreements, a significant portion of the portfolio fees that are paid by the PE Fund's portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund." Please provide more detail on the recoupment in the form of management fee offsets. What are the terms of the future recoupments? What are the amounts? Should this be disclosed in the notes to the financial statements? Confirm all amounts waived by the adviser are not subject to recoupment.

Commitments and Contingencies (pg. F-45)

24. Please provide in correspondence the following:
    a. A representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.
    b. A general explanation as to why the Fund believes it can cover its commitments.

25. Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.

26. It was determined from previous correspondence filings that the PE Fund should not be consolidated as it is not wholly owned by the Fund and its affiliates. Is that still the case? What percentage of the PE Fund's LP or GP interests is held by the Fund's affiliates? What percentage is held by the Fund?

27. Confirm that the Fund performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X have been applied to all applicable subsidiaries.

Part C: Other Information

28. Provide the auditor's consent and consider if updated 10-Q information is necessary, given the timing of the offering.

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

Marianne Dobelbower
Attorney Adviser